Filing Pursuant To Rule 425
of the Securities Act Of 1933, as amended
and deemed Filed Pursuant To Rule 14(a)-12
of the Securities Exchange Act Of 1934, as amended

Filed By: Mercantile Bankshares Corporation

Subject Company: F&M Bancorp
Commission File No. 0-12638

March 13, 2003

            This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement dated as of March 13, 2003.

The following is a presentation made to certain analysts and investors beginning on March 13, 2003: